STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

September 21, 2006

Tia L. Jenkins

Senior Assistant Chief Account

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F.Street, N.W.

Washington, D.C. 20549 -0405

RE:	Accessory Specialists, Inc.
Your Letter of September 20, 2006

Form 10-KSB/A for Fiscal Year Ended

December 31, 2005

Filed on June 22, 2006

File No. 0-29353

Dear Ms. Jenkins:

This correspondence is in response to your letter dated September 20, 2006 in reference to our filing of Amendment No. 1 to Form 10-KSB/A filed on June 22, 2006 on behalf of Accessory Specialists, Inc., your File No. 0-29353. We have filed Amendment No. 2 to our Form 10-KSB/A, concurrent herewith.

General

The registrant acknowledges that they are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accessory Specialists, Inc. Comment Ltr.

Dated September 21, 2006

Form 10-KSB/A for Fiscal year Ended December 31, 2005

Item 8A – Controls and Procedures, page 8

2.

We note your revisions with respect to our prior comments 1 and 3 in Item 8A of the Form 10-KSB and Item 3 of the Form 10-QSB, respectively. We also note that you have presented a partial definition of disclosure controls and procedures, i.e. “concluded that our disclosure controls and procedures are effective in...” without including the entire definition. Please revise your Form 10-KSB and Forms 10-QSB to disclose the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act, if any definition is presented.

We have amended the section titled “Item 8A – Controls and Procedures” to reflect the requested change.

Report of Independent Registered Public Accounting Firm, page F-1

3.	We note your response to prior comment 2; however, we could not find any revisions to the audit report. Thus, we re-issue our prior comment 2.

The requested revisions have been made and redline codes have been inserted into the revised filing.

Yours truly,

/s/ Donald J. Stoecklein

Donald J. Stoecklein

Cc Anthony N. DeMint